SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)
         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ________ to _______


Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              Trustmark 401(k) Plan
                            (Full Title of the Plan)

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Trustmark Corporation
                              248 E. Capitol Street
                           Jackson, Mississippi 39201
    (Name of Issuer of Securities and address of Principal Executive Office)

                              TRUSTMARK 401(K) PLAN

                        Financial Statements and Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                              TRUSTMARK 401(K) PLAN



                   Index to Financial Statements and Schedule



Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the year ended
     December 31, 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002

All other schedules are omitted because there is no information to report.

                          Independent Auditors' Report



The Plan Administrator
Trustmark 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Trustmark 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ KPMG LLP


Jackson, Mississippi
June 6, 2003

                              TRUSTMARK 401(K) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                        2002            2001
                                                    ------------    ------------
Receivables:
   Sponsor contributions                            $    123,895    $  2,650,000
   Participant contributions                             193,956         124,809
                                                    ------------    ------------
            Total receivables                            317,851       2,774,809

Investments, at fair value:
   Money market accounts                              14,377,264       9,956,151
   Fixed income mutual funds                           6,094,106       4,747,472
   Common stock of Trustmark Corporation              53,648,075      62,084,423
   Equity mutual funds                                23,135,259      22,760,031
                                                    ------------    ------------

            Total investments                         97,254,704      99,548,077
                                                    ------------    ------------

            Net assets available for benefits       $ 97,572,555    $102,322,886
                                                    ============    ============


See accompanying notes to financial statements.

                              TRUSTMARK 401(K) PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2002

   Contributions:
      Sponsor                                                      $  2,870,482
      Participant                                                     4,935,396
                                                                   ------------
            Total contributions                                       7,805,878
                                                                   ------------
   Net investment loss:
      Net depreciation in fair value of investments                  (5,022,263)
      Interest income                                                   540,317
      Dividend income                                                 1,715,667
                                                                   ------------
            Net investment loss                                      (2,766,279)
                                                                   ------------
   Benefits paid to participants                                     (9,609,509)
   Administrative fees                                                 (180,421)
                                                                   ------------
            Net decrease in net assets available for benefits        (4,750,331)
Net assets available for benefits:
   Beginning of year                                                102,322,886
                                                                   ------------
   End of year                                                     $ 97,572,555
                                                                   ============

See accompanying notes to financial statements.

                              TRUSTMARK 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    Plan Description

       The following description of Trustmark 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan established for the employees of Trustmark Corporation (the Company) and certain other associated companies. The Plan provides eligibility for participation  on  the  first  day  of  the  month  following  the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

       (b)    Plan Administration

              The Plan's record keeping functions are handled by Nationwide Life Insurance Company and Nationwide Trust Company. Trustmark National Bank serves as the Plan's trustee. The plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank. Prior to January 31, 2002, Bysis Plan Services and Frontier and Reliance Trusts served as record keeper and trustee, respectively.

       (c)    Employee Contributions

              The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements of Internal Revenue Code
              Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

              Effective  January  1,  2002,  the  Plan  was  amended,   whereby,
              participants may elect to contribute up to 25% of eligible compensation each period, subject to regulatory limitations. Prior to 2002, employee contributions were limited to 15% of eligible compensation. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan was amended in the current year whereby rollover contributions from individual retirement accounts or other qualified plans are allowed.

              In 2002, the Plan was amended whereby participants who were age 50 years or older by the end of calendar year were able to make catch-up contributions to the Plan. Catch-up contributions represent employee compensation deferrals in excess of IRS annual deferral limits. The IRS annual deferral limits and annual catch-up contribution limits are indicated in the following schedule:

                                                                  Catch-up
              Calendar year         Deferral limit           contribution limit
              -------------         ---------------          ------------------
                  2002                  $11,000                    $1,000
                  2003                   12,000                     2,000
                  2004                   13,000                     3,000
                  2005                   14,000                     4,000
                  2006                   15,000                     5,000
               Thereafter           Indexed in $500           Indexed in $500
                                      increments                increments

                              TRUSTMARK 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (d)    Employer Contributions

              Effective January 1, 2002, the Plan was amended whereby all employee contributions are matched by the employer at a rate of
              100%  of  the  first  3%  and  50%  of  the  next  3%  of  covered compensation. Prior to January 1, 2002, employee contributions were not matched by the employer. The Company contributed $2,870,482 and $2,671,871 to the Plan in 2002 and 2001. Under the
              amended provisions of the Plan, the employer may make discretionary contributions.

       (e)    Allocations

              Employee and employer contributions are allocated directly to each
              participant's   account   in   accordance   with  the   individual
              participant's elections.  Participant accounts are valued daily.

       (f)    Vesting

              On the first day of the month coincident with or following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

              Participants are immediately vested in their voluntary contributions and employer matching contributions and the investment earnings and losses thereon. Participants vest in the employer discretionary contributions as shown in the following schedule:

                        Years vesting service       Vested percentage
                        ---------------------       -----------------
                             Less than 5                   0%
                              5 or more                  100%

              Forfeitures of nonvested employer discretionary accounts are used to reduce the employer match contribution.

              In  case  of   termination   of  the  Plan,   the  value  of  each
              participant's share of the Plan becomes fully vested as of the date of such termination.

       (g)    Payment of Benefits

              On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

       (h)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

(2)    Significant Accounting Policies

       (a)    Basis of Presentation

              The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants. Purchases and sales of securities are recorded on a trade-date basis.

                              TRUSTMARK 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (c)    Valuation of Investments

              Investments are stated at fair value. Cash equivalents are stated at cost which approximates fair value. The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.

       (d)    Net Depreciation in Fair Value of Investments

              Net depreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year.

       (e)    Administrative Fees

              Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.

(3)    Investments

       The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

                                                                                  December 31,
                                                                          --------------------------
                                                                             2002           2001
                                                                          -----------    -----------
       Investments at fair value as determined by quoted market price:
          Common stock of Trustmark Corporation                           $53,648,075    $62,084,423
          Performance Funds Trust Mutual Funds:
            Large-Cap Equity Fund                                           6,047,890     10,571,905
            Mid-Cap Equity Fund                                             5,484,933      7,555,686
          Federated Capital Preservation Fund                              13,768,069      9,729,922


       During 2002, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

       Investments at fair value as determined by quoted market price:
          Trustmark Corporation Stock Fund                          $ 1,419,642
          Mutual Funds                                               (6,441,905)
                                                                    -----------
             Net depreciation in fair value of investments          $(5,022,263)
                                                                    ===========


(4)    Income Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              TRUSTMARK 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(5)    Related Parties

       Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds. Trustmark Corporation is the parent company of Trustmark National Bank. Trustmark National Bank also serves as the Plan's trustee.


(6)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2002:
                                                                      Benefits
                                                                        paid
                                                                     ----------
       Per accompanying financial statements                         $9,609,509
       2001 amounts pending distribution to participants                (72,000)
       2002 amounts pending distribution to participants                      -
                                                                     ----------
                 Per Form 5500                                       $9,537,509
                                                                     ==========

       The following table is a reconciliation of benefits payable and net assets available for benefits per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001:
                                                                   Net assets
                                                       Benefit    available for
                                                       payable    plan benefits
                                                       --------   -------------
       Per accompanying financial statements           $      -   $ 102,322,886
       2001 amounts pending distribution to
          participants                                   72,000         (72,000)
                                                       --------   -------------
                 Per Form 5500                         $ 72,000   $ 102,250,886
                                                       ========   =============


(7)    Contingencies

       The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the financial position or results of operations of either the Company or the Plan.

                              TRUSTMARK 401(K) PLAN
                       Plan Sponsor: Trustmark Corporation
                          Plan Sponsor: EIN 64-0471500
                                Plan Number: 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2002

                                                                       Current
    Identity of issuer                    Description                   value
---------------------------  --------------------------------------  -----------
 Money market account:
    Federated                Capital Preservation Fund               $13,768,069
    Gartmore                 Money Market Inst'l Fund                    609,195
                                                                     -----------
                                                                      14,377,264
                                                                     -----------
 Fixed income mutual funds:
*   Performance Funds Trust  Short Term Govt. Inst. Fund               2,509,420
*   Performance Funds Trust  Intermediate Term Govt. Inst. Fund        2,382,564
    Dreyfus                  GNMA Fund                                   546,169
    PIMCO                    Total Return Fund                           655,953
                                                                     -----------
                                                                       6,094,106
                                                                     -----------
 Common stock fund:
*   Trustmark Corporation    Common Stock Fund                        53,648,075
                                                                     -----------
 Equity mutual funds:
*   Performance Funds Trust  Leader's Equity Fund                        314,819
*   Performance Funds Trust  Large-Cap Equity Fund                     6,047,890
*   Performance Funds Trust  Mid-Cap Equity Fund                       5,484,933
    Dreyfus                  Mid-Cap Value Fund                        1,284,770
    Franklin                 Balance Sheet Investment Fund             1,271,616
    Franklin                 Mutual Discovery Fund                       415,623
    Gartmore                 Inv. Destinations Aggr. Svc. Fund            95,369
    Gartmore                 Inv. Destinations Cons. Svc. Fund            61,344
    Gartmore                 Inv. Destinations Mod. Svc. Fund            174,943
    Gartmore                 Inv. Destinations Mod. Aggr. Svc. Fund      245,923
    Gartmore                 Inv. Destinations Mod. Cons. Svc. Fund       75,711
    Goldman Sachs            CORE Small Cap. Equity Fund               2,126,435
    INVESCO                  Dynamics Inv. Fund                          191,478
    Neuberger                Neuberger Berman Genesis Trust            1,215,309
    Oppenheimer              Global Fund                                 353,952
    Van Kampen               Equity & Income Fund                      1,670,395
    Van Kampen               Emerging Growth Fund                      1,024,942
    Templeton                Foreign Fund                              1,079,807
                                                                     -----------
                                                                      23,135,259
                                                                     -----------
                                                                     $97,254,704
                                                                     ===========
* Denotes related party based on the following relationships:
        Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.

See accompanying independent auditors' report.

Pursuant  to  the   requirements  of  the  Securities  Act  of  1934,  the  Plan
Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Trustmark 401(k) Plan
                                    Trustmark Corporation, Plan Administrator

                                    By: /s/ Louis E. Greer
                                        ------------------
                                        Louis E. Greer
                                        Chief Accounting Officer

                                    June 30, 2003